July 7, 2017

Via EDGAR & E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Era Anagnosti, Legal Branch Chief

Christopher Dunham, Staff Attorney

Michael Volley, Staff Accountant

Stephanie L. Sullivan, Senior Technical and Policy Advisor

Re:                             Victory Capital Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted June 12, 2017

CIK No. 0001570827

Ladies and Gentlemen:

On behalf of Victory Capital Holdings, Inc. (the “Company”), we are submitting this letter and the following information in response to the letter, dated June 19, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on June 12, 2017. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Assets Under Management, page 65

1.                                      Comment: We note that in the tabular disclosure related to presentation of AUM by asset class, you have added a column presenting the information as of July 31, 2013, with a footnote stating that the values represent “AUM purchased…”  Please revise footnote disclosure to explain the significance of the July 31, 2013 date and what you are referring to as “AUM purchased.”

Response: The Company acknowledges the Staff’s comment and has revised the footnote disclosure on page 66 of the Amended Registration Statement to explain that the July 31, 2013 column presents the AUM acquired in our management-led buyout with Crestview GP from KeyCorp, which closed on that date.

Adjusted Net Income, page 80

2.                                      Comment: We note your response to comment 6 regarding the exclusion of amortization of debt issuance costs, discounts, and the change in value of interest rate caps on term debt in your calculation of Adjusted Net Income.  Please respond to the following:

•                  Provide us with a breakdown of the line item “debt issuance costs” that quantifies each of the components of this line item.

•                  Tell us in more detail why you believe that the original issue discount represents a cost associated with a “one-time incurrence of the debt.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20-21 and 80-81 of the Amended Registration Statement to remove discount amortization and change in the value of interest rate caps on term debt from the line item “Debt issuance costs” and to include only debt issuance costs (which include underwriting fees, legal fees and other expenses related to debt issuance and debt modification) in such line item.  The amounts for discount amortization and the change in the value of interest rate caps on term debt have now been included in the line item “Interest expense / (income).”

3.                                      Comment: We note your response to comment 7 regarding the line item for “tax effect of the above adjustments,” which you have now broken down into two components: income taxes on adjusted income and tax benefit of intangible amortization.  Please respond to the following:

•                  Explain in further detail what the line item “tax benefit of intangible amortization” represents and why you believe the presentation of this line item is meaningful.

•                  Tell us what consideration you gave to computing the tax effect for the non-GAAP adjustments based on your effective tax rate, and why you ultimately decided not to use that approach.

Response: The Company acknowledges the Staff’s comment regarding the line item for “Tax effect of the above adjustments.”

•                  The Company respectfully advises the Staff that the line item “Tax benefit of intangible amortization,” which the Company has renamed “Tax benefit of goodwill and acquired intangibles,” represents the tax benefits associated with deductions allowed for acquired intangibles and goodwill that may not be recognized or have timing differences compared to GAAP.  This includes the tax benefit resulting from the tax amortization of indefinite-lived intangibles and goodwill, which have been generated as a result of acquisitions.  The indefinite-lived intangible assets are not amortized for GAAP purposes; however, these assets may be amortized for tax purposes, generally over a 15-year period.  The line item “Tax benefit of goodwill and acquired intangibles” also includes the tax benefit from the tax amortization of definite-lived intangibles, which includes items such as customer relationships, acquired as a result of acquisitions and for which GAAP amortization has been excluded from Adjusted Net Income. The Company has revised the disclosure on pages 22 and 81 to provide additional detail regarding what this line item represents.

Due to the nature, number and size of the acquisitions the Company has completed, and the Company’s comparative size, the Company receives significant economic benefits from the tax amortization of these intangible assets.  Unlike other deferred taxes, the Company does not anticipate a sale or impairment of these indefinite-lived intangible assets and goodwill in the foreseeable future, and therefore, the deferred tax liability recognized under GAAP is not expected to be used. In addition, while the Company receives an economic benefit from the tax amortization of definite-lived intangibles generated as a result of acquisitions, the benefit associated with this amortization is eliminated when the GAAP amortization and associated tax effect are added back for purposes of calculating Adjusted Net Income.

For the reasons above, the Company believes it is meaningful to investors to include this adjustment in arriving at Adjusted Net Income as it aids comparability of our economic results period-to-period as well as comparability with other similarly acquisitive peer companies.

•                  The Company respectfully advises the Staff that given the Company’s historical financial performance and the level of permanent differences relative to pre-tax income, its historical effective tax rates have fluctuated significantly.  The Company believes it is more meaningful to utilize what it believes to be a more normalized tax rate based on the statutory federal income tax rate, plus an estimate of state, local and foreign income taxes for the periods shown.  The Company has revised the disclosure on pages 22 and 81 to clarify the rate being used.

Please do not hesitate to contact the undersigned at (212) 728-8620 or David K. Boston at (212) 728-8625 with any further questions or comments.

Sincerely,
/s/ Danielle Scalzo

cc:           Nina Gupta, Chief Legal Officer, Victory Capital Holdings, Inc.